AllianceBernstein Municipal Income Fund, Inc.
811-04791
Exhibit 77Q1 (a)

At the Regular Meetings of the Boards of Directors and Trustees of AllianceBernstein Municipal Income
Fund, Inc.National Portfolio and AllianceBernstein
Municipal Income Fund II Florida Portfolio held on
February 3 to 5, 2009, the respective Board of each Fund approved the Agreement and Plan of Acquisition between AllianceBernstein Municipal Income Fund, Inc. National
Portfolio and AllianceBernstein Municipal Income Fund
II Florida Portfolio, pursuant to which AllianceBernstein
Municipal Income Fund, Inc.National Portfolio would acquire all of the assets and assume all of the liabilities of AllianceBernstein Municipal Income Fund
II Florida Portfolio, and the Board of AllianceBernstein
Municipal Income Fund II Florida Portfolio resolved to recommend the Plan to the Shareholders of Florida
Portfolio for their approval at a Special Meeting of Stockholders to be held on May 21, 2009.

At the May 21, 2009 Stockholders Meeting, a quorum was not present for AllianceBernstein Municipal Income Fund
II Florida Portfolio and the Meeting was adjourned to June 18, 2009. On June 18, 2009, the Meeting was reconvened.
Sufficient votes were received to approve the Plan as proposed in the Proxy Statement. The Acquisition was consummated on June 26, 2009.


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